DAVIS LEGAL ADVISORS *since* 1892
& company



03024009

from the office of: Donna L. Ornstein
direct tel: 604.643.6478
direct fax: 604.605.3768
dornstein@davis.ca

June 11, 2003

file number: 50277-00001

03 JUN 23 AM 7:21

SUPPL

Office of International Corporate Finance
c/o Securities and Exchange Commission
450 - 5th Street N. W.
Washington, DC 20549

Dear Sirs:

Re: GGL Diamond Corp. – Exemption 82-1209

We are solicitors for GGL Diamond Corp. which was issued an exemption pursuant to Rule 12(g)3-2(b) under the Securities Exchange Act of 1934. We enclose the following for filing with you:

1. Index to the documents enclosed; and

2. copies of the documents listed on the Index in the same order with the exemption number noted thereon.

If you have any further requirements, please let us know.

Yours truly,

DAVIS & COMPANY

Per: *[signature]*
Donna l. Ornstein,
Legal Assistant

PROCESSED
JUN 30 2003
THOMSON FINANCIAL

DO/tzc/Encls.

6/26

Exemption No. 82-1209

June 11, 2003

GGL DIAMOND CORP.
(the "Company")

Rule 12(g)3-2(b)(1)(i)

INDEX

1. Material filed with the British Columbia ("BC") Registrar of Companies as required by the *Company Act* (British Columbia and regulations thereunder) and with the Registrars of Companies or regulators as required to maintain the Company's registration in the Northwest Territories/Nunavut Territory ("NWT")

(a)	Incorporation Documents		
	(i)	BC	Not Applicable
(b)	Extra-provincial Registration		
	(i)	NWT	Not Applicable
(c)	Annual Reports		
	(i)	BC (Form 16)	Not Applicable
	(ii)	NWT (Form 27)	Not Applicable
(d)	Notices Filed with Registrar of Companies		
	(i)	BC	Not Applicable
	(ii)	NWT	Not Applicable
(e)	Special Resolution		
	(i)	BC	Not Applicable

2. Materials filed with the Securities Commissions of British Columbia and Alberta (the "Securities Commissions") under the Securities Act (British Columbia) and the Securities Act (Alberta), the regulations thereunder, under National Policy No. 41 and under Multilateral Instrument 45-102

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(b)	Annual Information Form	Not Applicable

(c)	Notice of Filing Annual Information Form	Not Applicable
(d)	Quarterly Interim Financial Statements	Not Applicable
(e)	News Releases	May 2, 2003 May 27, 2003 June 5, 2003
(f)	BC Form 53-901F, Material Change Report	May 6, 2003
(g)	Notice of Meeting Date and Record Date of AGM or Extraordinary General Meeting ("EGM")	Not Applicable
(h)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(i)	Report of Exempt Distribution	Not Applicable
(j)	Certificate under Subsection 2.7(2) or (3) of Multilateral Instrument 45-102, Resale of Securities	Not Applicable
(k)	Prospectus	Not Applicable
(l)	Amendment to Prospectus	Not Applicable
(m)	Takeover Bid Circular	Not Applicable
(n)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(o)	Issuer Bid Circular	Not Applicable
(p)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable
(q)	Initial Acquisition Report	Not Applicable
(r)	Subsequent Acquisition Reports	Not Applicable
(s)	Notice of Intention to Sell by a Control Person	Not Applicable
(t)	Notice of Change of Auditor pursuant to National Policy 31	Not Applicable

3. Materials filed with the TSX Venture Exchange ("the Exchange") (as required by its rules and policies)

(a)	Exchange Filing Statement	Not Applicable

(b)	BC Form 53-901F, Material Change Report	May 6, 2003
(c)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(d)	Quarterly Interim Financial Statements	Not Applicable
(e)	News Releases	May 2, 2003 May 27, 2003 June 5, 2003
(f)	Annual Information Form	Not Applicable
(g)	Notice of Filing Annual Information Form	Not Applicable
(h)	Exchange Offering Prospectus or Short Form Offering	Not Applicable
(i)	Amendment to Exchange Offering Prospectus or Short Form Offering	Not Applicable
(j)	Notice of AGM or EGM, Proxy and Information Circular	Not Applicable
(k)	Takeover Bid Circular	Not Applicable
(l)	Notice of Change or Variation to Takeover Bid Circular	Not Applicable
(m)	Issuer Bid Circular	Not Applicable
(n)	Notice of Change or Variation or Issuer Bid Circular	Not Applicable
(o)	Notice of Intention to Sell by a Control Person	Not Applicable
(p)	Notice of Dividends	Not Applicable
(q)	Notice of Proposed Private Placement – Exchange Forms 4C, Declaration of Certified Filing and 4B, Private Placement Summary Form	Not Applicable
(r)	Notice of Expedited Private Placement Form 4B, Private – Exchange Form 4F, Expedited Private Placement Notice Placement Form (which replaces Form 4F)	Not Applicable
(s)	Notice of Proposed Minor or Major Transaction – Exchange Form 5C, Transaction Summary Form	Not Applicable

(t)	Notice of Grant Stock Options – Exchange Form 4G, Summary Form – Incentive Stock Options	Not Applicable

4. Materials distributed to security holders (as required by the Company Act (British Columbia) and regulations thereunder, the Securities Act (British Columbia), the Securities Act (Alberta) and regulations thereunder National Policy No. 41 and the rules and policies of the Exchange)

(a)	Annual Report (including annual audited financial statements and auditor's report thereon)	Not Applicable
(b)	Interim Financial Statements (including interim financial statements) for the three-, six- and nine-month periods following each fiscal year-end	Not Applicable
(c)	Prospectus	Not Applicable
(d)	Amendment to Prospectus	Not Applicable
(e)	Issuer Bid Circular	Not Applicable
(f)	Notice of Change or Variation to Issuer Bid Circular	Not Applicable

GGL Diamond Corp.

904 - 675 W. Hastings Street
Vancouver, B.C. Canada, V6B 1N2
Tel:(604) 688-0546
Fax:(604) 688-0378

June 5, 2003

SYMBOL: GGL.TSX Venture

De Beers to begin work on now undisputed Doyle property, including drilling, exploration of diamondiferous sill

Sill ownership now undisputed, following Golden Rule and Inukshuk decision not to appeal Federal Tribunal ruling in GGL's favor

VANCOUVER, British Columbia, Canada – GGL Diamond Corp. (TSX Venture – GGL) is pleased to announce that De Beers Canada Exploration Inc. (formerly Monopros Limited) will resume exploration work on the diamondiferous sill located on claims LA 26-30, which form part of the joint venture at Doyle Lake in the Northwest Territories. A significant exploration program on and near the sill, to begin in late July or early August, will include drilling, microdiamond sampling, analysis, and geophysical work.

The resumption of exploration work on the kimberlite sill and its potential extensions, comes on the heels of the recent decision by Golden Rule and Inukshuk that they will not appeal the Federal Tribunal decision in GGL Diamond's favor, announced May 2, 2003. Work on the property had been at a standstill since 1996, when the Section 84 dispute began. (Please refer to www.ggldiamond.com web site for additional information about the tribunal and the original dispute. Detailed information is contained in news releases and in the quarterly report dated February 28, 2003.)

The Doyle Lake project, adjacent to Mountain Province (T-MPV) claims, is located approximately 270 km to the northeast of Yellowknife. De Beers, 60% owner and project operator of the joint venture with GGL, has spent over $6 million to date on the project.

Located 8.5 km southwest of MPV's "Hearne" kimberlite pipe, the kimberlite sill was discovered during a reverse circulation drill program in August 1996. The 1996 drilling traced a northeast to southwest striking, shallow-dipping, kimberlitic sill, with intersections ranging from 0.2 to 5.7 metres in thickness, over a strike length of 1.3 km. At the time, a 125.2 kg sample from the drill cuttings, unavoidably diluted with granite country rock, yielded 67 microdiamonds greater than 0.075 mm.

An indicator mineral train that reflected a high count and exceptionally good diamond chemistry had led GGL geologists to the sill location – a train which extends beyond the north end of the sill and suggests the potential for a second source. A geometrically similar kimberlite at Snap Lake has extensive down dip extensions.

The 2003 Doyle activities will include a drill program that will begin to define the strike length and dip of the Doyle kimberlite. According to the geophysical surveys of the area, significant extensions to the sill may be anticipated.

The program will also test other kimberlite targets in the T-Lake and Snail Lake areas, based on previously obtained indicator results and geophysics.

.../2

The De Beers work plan includes:

- Drilling 12 "HQ" holes (approximately 3" in diameter) which will test the indicated extensions along strike and down-dip, as well as the T-Lake and Snail targets;
- Collection of a 100 kg – 180 kg microdiamond sample from the sill intersections;
- Analysis of the core for variations in internal geology;
- Geological modeling; and
- Possible ground geophysical surveys to continue to explore extensions of the sill.

A map of the area will be posted to our website www.ggldiamond.com in the near future.

As the kimberlite comes to surface below the till, larger, more representative samples for macro diamond testing can be obtained by less expensive surface trenching. If results continue to be encouraging, De Beers has indicated that this method for bulk sampling remains an option that will be considered in following exploration programs.

De Beers has obtained the necessary Land Use Permit in order to begin work.

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604) 684-3376.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.



GGL Diamond Corp.

904 - 675 W. Hastings Street
Vancouver, B.C. Canada, V6B 1N2
Tel:(604) 688-0546
Fax:(604) 688-0378

May 27, 2003

SYMBOL: GGL.TSX Venture

VANCOUVER, British Columbia, Canada – GGL Diamond Corp. (TSX Venture – GGL) reports today counsel for Golden Rule and Inukshuk has advised GGL Diamond Corp. and the Tribunal that "…I am instructed not to take further proceedings respecting the decision of the Tribunal pronounced May 2, 2003."

GGL DIAMOND CORP.

"Raymond A. Hrkac"

Raymond A. Hrkac
President

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604) 684-3376.

GGL Diamond Corp.

904 - 675 W. Hastings Street
Vancouver, B.C. Canada, V6B 1N2
Tel:(604) 688-0546
Fax:(604) 688-0378

May 2, 2003

SYMBOL: GGL.TSX Venture

Federal tribunal rules in favour of GGL Diamond Corp.

VANCOUVER, British Columbia, Canada – GGL Diamond Corp. (TSX Venture – GGL) was today informed that the Department of Indian and Northern Affairs' appointed federal tribunal has ruled in favour of GGL on the matter of Doyle Lake and the LA 26-30 and Easy 1, 2, and 3 mineral claims.

Here is the news release as released by the Tribunal:

"TRIBUNAL RENDERS DECISION IN NWT MINERAL CLAIM

OTTAWA, ONTARIO (May 2, 2003) – Indian and Northern Affairs Canada (INAC) released the findings of a tribunal established to review a mineral claim dispute in the Northwest Territories. The Tribunal upheld a decision made by the Supervising Mining Recorder in May 1996, thereby awarding the disputed land to GGL Diamond Corporation and SouthernEra Resources Limited.

At the base of the dispute are two sets of overlapping mineral claims staked in 1994 and 1995. Both Golden Rule Resources Ltd./Inukshuk Capital Ltd. and GGL Diamond Corporation/SouthernEra Resources Limited claimed competing ownership of the mineral rights.

The Tribunal was established in response to an order of the Federal Court of Appeal. On May 31, 2002 the Tribunal was appointed under section 84 of the Canada Mining Regulations. During the review all parties provided the Tribunal with substantial information by means of written submissions and an oral hearing.

The decision of the Tribunal is final. Parties to this dispute have 30 days to appeal the decision in federal court. A copy of the Tribunal's decision will be posted on the INAC website on Monday, May 5, 2003."

For more specific information on the history of the Doyle Lake dispute, please refer to the news release of Nov. 6, 2002 or to the quarterly report dated August 31, 2002. (www.ggldiamond.com)

GGL DIAMOND CORP.

"Raymond A.Hrkac"
Raymond A. Hrkac
President

For more information, please check our web site at www.ggldiamond.com. If you would like to speak to someone or have questions, please contact Marsha D'Angelo or Susan de Stein at (604) 684-3376.

BC FORM 53-901F

(formerly Form 27)

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Note: This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

Note: IF THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL - SECTION 85", AND FILE IN AN ENVELOPE MARKED "CONFIDENTIAL – ATTENTION: SUPERVISOR, FINANCIAL REPORTING."

Item 1. Reporting Issuer

State the full name and address of the principal office in Canada of the reporting issuer:

GGL DIAMOND CORP.

904-675 West Hastings Street

Vancouver, BC V6B 1N2

Item 2. Date of Material Change

State the date of the material change:

May 2, 2003

Item 3. Press Release

State the date and place(s) of issuance of the press release issued under section 85(1) of the Act:

May 2, 2003, Vancouver, British Columbia, Canada

Item 4. Summary of Material Change

Provide a brief but accurate summary of the nature and substance of the material change:

The Department of Indian and Northern Affairs' appointed federal tribunal ruled in favour of GGL on the matter of Doyle Lake and the LA 26-30 and Easy 1, 2 and 3 mineral claims.

Item 5. Full Description of Material Change

GGL was today informed that the Department of Indian and Northern Affairs' appointed federal tribunal has ruled in favour of GGL on the matter of Doyle Lake and the LA 26-30 and Easy 1, 2, and 3 mineral claims.

The following news release was released by the Tribunal:

"TRIBUNAL RENDERS DECISION IN NWT MINERAL CLAIM

OTTAWA, ONTARIO (May 2, 2003) – Indian and Northern Affairs Canada (INAC) released the findings of a tribunal established to review a mineral claim dispute in the Northwest Territories. The Tribunal upheld a decision made by the Supervising Mining Recorder in May 1996, thereby awarding the disputed land to GGL Diamond Corporation and SouthernEra Resources Limited.

At the base of the dispute are two sets of overlapping mineral claims staked in 1994 and 1995. Both Golden Rule Resources Ltd./Inukshuk Capital Ltd. and GGL Diamond Corporation/SouthernEra Resources Limited claimed competing ownership of the mineral rights.

The Tribunal was established in response to an order of the Federal Court of Appeal. On May 31, 2002 the Tribunal was appointed under section 84 of the Canada Mining Regulations. During the review all parties provided the Tribunal with substantial information by means of written submissions and an oral hearing,

The decision of the Tribunal is final. Parties to this dispute have 30 days to appeal the decision in federal court. A copy of the Tribunal's decision will be posted on the INAC website on Monday, May 5, 2003."

For more specific information on the history of the Doyle Lake dispute, please refer to the news release of Nov. 6, 2002 or to the quarterly report dated August 31, 2002. (www.ggldiamond.com)

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

N/A

Item 8. Senior Officers

Raymond A. Hrkac, President at (604) 688-0546

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, B.C., the 6th day of May, 2003.

"Raymond A. Hrkac"
(Signature)

Raymond A. Hrkac
(name of senior officer - please print)

Public\50277\Sedar-03\MCRMay6.doc